March 26, 2015
Mr. Hugh West
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form 10-K for Fiscal Year Ended March 31, 2014
Filed May 23, 2014
Form 10-Q for Fiscal Quarter Ended December 31, 2014
Filed February 4, 2015
File No. 1-8529

Dear Mr. West:

We are in receipt of your comment letter dated March 12, 2015, and respond below to the comments as requested.

Form 10-K for the Fiscal Year Ended March 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 51

Comment 1:
We note from your disclosure on page 54 that you repatriated $301 million and $394 million of foreign accumulated earnings in 2014 and 2013, respectively. We also note that you began to repatriate earnings from your foreign subsidiaries in 2008 and you currently plan to repatriate an additional $245 million. Further, we note that the undistributed earnings of your foreign subsidiaries in excess of the amount you plan to repatriate (i.e. $245 million) are considered permanently reinvested. Under your current plan to repatriate earnings, a $12 million tax benefit is estimated whereas you estimated an $18 million cost in 2013. Please respond to the following:

•	Tell us the underlying reasons for your repatriation of foreign earnings.

•
In light of your repatriation of earnings since 2008, tell us how you are able to conclude that your undistributed earnings in excess of $245 million are permanently reinvested. If you believe that any of your foreign earnings continue to be permanently reinvested, indicate the specific countries in which these earnings are located.

•
Tell us why it is not practical for you to disclose an unrecognized deferred income tax liability when you are able to estimate tax benefits and costs in 2014 and 2013, respectively. Refer to ASC 740-30-50-2.

•
Expand your disclosure of estimated tax benefits (i.e. $12 million) to identify whether this tax benefit is based on your repatriations in fiscal year 2014 (i.e. $301 million) or the projected income tax consequences of your planned repatriations (i.e. $245 million) or both. If your estimated tax benefits are based on projected repatriations, also revise your filing to disclose the actual tax consequence of current year repatriations.

•	Revise your future filings to disclose the amount of investments (and other liquid assets) held by your foreign subsidiaries as of each balance sheet date.

•	Revise your future filings to disclose on page 101 the amount you plan to repatriate in the future.

Response:
Despite having recently repatriated accumulated foreign earnings, all of which were subject to definitive plans and disclosure, Legg Mason continues to assert its ability and intent to indefinitely postpone any further remittances from its foreign subsidiaries beyond that already planned. Further, Legg Mason is still not able to estimate with any degree of certainty the amount of unrecognized deferred tax liability associated with accumulated foreign earnings of our subsidiaries.

Each of the bullets below correlate to the sequencing of the comment bullets above, except the final bullet below corresponds to both of the last two bullets above.

•
Foreign earnings have been subject to repatriation for certain designated cash flow needs. As disclosed in our March 31, 2014 Form 10-K (MD&A, Liquidity and Capital Resources, page 53), and discussed in various earnings calls, Legg Mason has a target of distributing up to 65% of operating cash flow to shareholders via share repurchases. Legg Mason also considers domestic debt service payments and other general domestic cash requirements when assessing repatriation needs. We have projected that over the next three years up to $245 million of foreign cash may be repatriated to help fund these cash usages. We also note that we have repatriated or planned to repatriate foreign earnings in situations where it is tax advantaged to do so, including our planned repatriation for which we currently have a deferred tax benefit. Further, designated share repurchase levels are only a target, and not a requirement that would necessitate repatriation.

•
Legg Mason management continues to view future growth outside of the United States and related deployment of foreign cash to be a significant opportunity. Senior management has made comments on analyst conference calls and otherwise to this effect. We have also made two foreign acquisitions in the recent past evidencing this trend. In fiscal 2013, Legg Mason acquired Fauchier Partners, a UK-based fund-of-hedge funds manager with significant additional operations in France. In fiscal 2015, Legg Mason completed the acquisition of the Martin Currie group, a UK-based international equities manager with operations primarily in the UK and Asia. These foreign acquisitions utilized offshore cash aggregating $63 million to fund a portion of the upfront payments at closing and each was structured with potential future contingent “earn-out” payments, which will be an additional offshore funding requirement. The related current estimated earn-out payments aggregate over $100 million, but could aggregate over $500 million. We also continue to actively explore additional offshore acquisitions.

Legg Mason has also identified expansion of its overseas distribution capabilities as a strategic priority and continues to invest significant overseas operating cash flow in these initiatives. We expect these costs, in aggregate, to exceed $100 million in fiscal 2016.

Finally, Legg Mason and its affiliates operate in a highly regulated industry and we retain over $100 million in offshore cash to address regulatory capital requirements of various offshore regulatory bodies.

At the end of fiscal 2014, Legg Mason had approximately $277 million of accumulated offshore earnings that are considered permanently reinvested overseas, detailed jurisdictionally as follows:

United Kingdom	$207
Australia	51
British Virgin Islands	10
Other	9

Legg Mason continues to have available domestic corporate cash and cash equivalents ($390 million at December 31, 2014) and a $750 million undrawn credit facility to provide flexibility in maximizing cost effective deployment of its capital. In addition, Legg Mason annually generates approximately $400 million to $500 million in operating cash from its domestic operations, which is sufficient to meet the operating costs of its domestic business.

Given the significant foreign investment necessary to implement our strategic goals outlined above along with sufficient domestic operating cash flow to fund our onshore operations, we have concluded that further repatriation of foreign earnings beyond the planned $245 million is not necessary.

•
The costs and benefits calculated for repatriations in fiscal year 2014 and 2013 were with respect to very specific repatriation plans and thus were able to be calculated with reasonable accuracy. The costs or benefits of future repatriation strategies will depend on a number of variables including the ability to implement tax strategies to maximize use of earnings and profits (“E&P”) deficits, the timing of the repatriation, changes in tax laws, acquisitions and dispositions, withholding taxes, FX movements, as well as other factors. Additionally, the complexity of tax laws in the jurisdictions in which Legg Mason operates contributes to making it extremely difficult to determine the cost or benefit of future strategies with any reasonable degree of certainty.

•
The $12 million benefit is with respect to our planned repatriations of $245 million and relates to a single offshore entity which, as a result of planning to utilize E&P deficits, has a relatively small E&P balance with significantly larger associated foreign tax credits. As such, it does not constitute a significant portion of the $245 million of anticipated future repatriations. The remaining repatriation of the planned $245 million will be done in a tax neutral manner that includes some combination of loan repayment, previously taxed income, and other sources that do not generate significant incremental tax costs.

We will clarify these circumstances in our future filings.

•
We will add to our future filings disclosure of the amount of investments and other liquid assets held by our foreign subsidiaries as of each balance sheet date and include the amount of planned future repatriation in the financial statement footnotes.

Market Risk, page 55

Revenues and Net Income (Loss), page 55

Comment 2:
We note that the majority of your revenue is calculated from the market value of AUM. In order to help an investor understand the magnitude of your market risk, please revise your future filings to provide the quantitative disclosures required by Item 305 (a) of Regulation S-K and the related impact of hypothetical changes in AUM to your investment advisory fees or tell us why this disclosure is not required. Also provide a description of the model, assumptions, and related parameters that are necessary to understand these quantitative disclosures.

Response:
As indicated in our response dated February 20, 2009 to Comment 8 of your letter dated January 22, 2009, we do not believe that providing information about the impact of changes in the market value of our assets under management is required under Item 305 (a) of Regulation S-K. Item 305 of Regulation S-K, section (a)(1) provides that it applies to “instruments entered into for trading purposes and instruments entered into for other than trading purposes.” Our assets under management do not fall within either category. Therefore, we do not interpret Item 305 (a) to apply to AUM.

In addition, it would be difficult to calculate the impact on our earnings and revenues of a change in AUM because many other factors come into play in translating AUM changes into revenue and net income changes. These factors include those discussed on pages 55-56, as well as page 28 (2nd and 3rd paragraphs) of our Form 10-K for the year ended March 31, 2014, including the class of the assets that change, the fee schedule of the product or account in which the change occurs and the profitability of the manager of the product under respective revenue sharing arrangements. For example, fees charged for equity asset management services are generally higher than fees charged for fixed-income or money-market asset management services. Also, we have revenue sharing arrangements in place for most of our asset management affiliates, under which a specified percentage of the affiliates’ revenues are required to be distributed to us and the balance of the revenues is retained to pay operating expenses, including compensation expenses, but excluding certain expenses and income taxes. As such, our Net Income (Loss) Attributable to Legg Mason, Inc., operating margin and compensation as a percentage of operating revenues are impacted based on which affiliates and products generate our AUM, and a change in AUM at one affiliate or with respect to one product or class of products can have a dramatically different effect on our revenues and earnings than an equal change at another affiliate or in another product or class of products.

Given the multitude of variables and impracticality of a meaningful sensitivity analysis correlating hypothetical changes in our AUM to our operating results, all of which have been disclosed in our filings, we respectfully submit that the requested quantitative disclosure would not be effective for users of our financial statements and other disclosures.

Interest Rate Risk, page 57

Comment 3:
We note that your exposure to interest rate risk is mitigated by your issuance of notes with fixed interest rates. We also note that in June 2014 you entered into an interest rate swap contract that converts your 2.7% senior notes from fixed rate to floating rate debt. Similar to our comment above, please revise your future filings to provide the quantitative disclosures required by Item 305 (a) of Regulation S-K and the related impact to earnings. Also provide a description of the model, assumptions, and related parameters that are necessary to understand these quantitative disclosures.

Response:
The Company respectfully acknowledges the Staff’s comments and will provide the quantitative disclosures required by Item 305 (a) of Regulation S-K and the related impact to earnings associated with the interest rate swap contract we entered into in June 2014 to convert our 2.7% senior notes from fixed rate to floating rate debt in our next Form 10-K filing.

Item 8. Financial Statements and Supplementary Data, page 69
Notes to Consolidated Financial Statements, page 77

Note 12 - Earnings Per Share, page 109

Comment 4:
We note from your disclosure on page 84 that certain share-based payment awards are considered participating securities if they contain non-forfeitable rights to dividends. We also note from your disclosure on page 108 that 3.3 million shares of unvested restricted stock are outstanding at year end. We further note that you calculate basic and diluted earnings per share (EPS) using the net income attributable to Legg Mason, Inc. and this amount is not adjusted for the earnings of participating securities. Please respond to the following:

•	Tell us whether your restricted stock meets the definition of a participating security as defined at ASC 260-10-20. In your response, identify any other securities that would meet this definition.

•
Provide us with your EPS calculations under the two-class method as required by ASC 260-10-45-60A, if applicable, and revise your filings if EPS amounts under the two-class method are materially different than the amounts previously disclosed.

•	In light of your participating securities, revise your future filings to describe your accounting policy for calculating EPS under the two-class method, if applicable.

Response:
As disclosed in our prior filings (March 31, 2014 Form 10-K, pages 84 and 109), unvested shares of restricted stock, including restricted stock units, meet the definition of a participating security, as defined by ASC 260-10-20, in that they have non-forfeitable rights to dividends, including participation in undistributed earnings. There are no other securities issued by Legg Mason that meet this definition.

We acknowledge that the two-class method required by ASC 260-10-45-60A is applicable to our circumstances; however, we determined such two-class calculation results did not differ materially from our EPS disclosures, as outlined below.

Two-class calculations:

	FY 2015			FY 2014	FY 2013	FY 2012
	Q3	Q2	Q1	YTD	YTD	YTD
Net Income (Loss) Attributable to Legg Mason, Inc	$77,036	$4,897	$72,188	$284,784	$(353,327)	$220,817
Less: Proportionate share of unvested restricted shares undistributed
earnings	2,053	118	1,844	8,298	(10,002)	4,607

Less: Dividends declared on unvested restricted shares	501	500	494	1,829	1,629	952

Total Net Income (Loss) attributable to Legg Mason, Inc Common Stock	$74,482	$4,279	$69,850	$274,657	$(344,954)	$215,258
Basic weighted average common shares outstanding	111,370	112,684	114,113	118,365	129,472	140,288
Dilutive unvested restricted shares	—	—	—	—	1,179	—
Dilutive employee stock options	1,253	1,141	1,098	442	—	57
Diluted weighted average common shares outstanding	112,623	113,825	115,211	118,807	130,651	140,345
Earnings per share
Net Income (Loss) Attributable to Legg Mason, Inc Common Stock - Basic	$0.67	$0.04	$0.61	$2.32	$(2.66)	$1.53
Net Income (Loss) Attributable to Legg Mason, Inc Common Stock - Diluted	$0.66	$0.04	$0.61	$2.31	$(2.64)	$1.53

As Reported - Basic	$0.67	$0.04	$0.62	$2.34	$(2.66)	$1.54
As Reported - Diluted	$0.67	$0.04	$0.61	$2.33	$(2.66)	$1.54

In light of our continuing common stock repurchases, our gradual increase in dividend payments, and an intention to increase the proportion of stock-based compensation awarded as restricted stock units, we will begin applying the two-class method effective March 31, 2015, regardless of materiality considerations, and reflect this in our future disclosure.

Form 10-Q for the Quarterly Period Ended December 31, 2014

Notes to Consolidated Financial Statements, page 8

Note 7 - Long-Term Debt, page 19

Comment 5:
We note from your disclosure on page 22 that you issued various senior secured notes in June 2014 that provide you with the option to redeem these notes at any time prior to maturity with the payment of a make-whole premium, as well as a redemption option should a change in control event occur. We also note that you redeemed your 5.5% senior notes in 2014 (retired on

July 23, 2014) upon payment of a $98 million make-whole premium. Please tell us and revise your future filings to disclose how you accounted for the embedded features within these senior notes. If you determined that the recognition of embedded derivatives (ASC 815) was not required, please explain why.

Response:
We evaluated the make-whole and change in control redemption provisions of our senior notes (including the 5.5% notes retired in July 2014, the 2.7% notes due 2019, the 3.95% notes due 2024 and the 5.625% notes due 2044) under the criteria of ASC 815-15-25, and determined these embedded features do not require separate recognition from the host debt contracts.

ASC 815-15-25-1 provides that all of the following three criteria be met for separate recognition of an embedded derivative from a host contract:

•	The economic characteristics of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract.

•	The hybrid instrument is not measured at fair value with changes in fair value recorded in earnings.

•	A separate instrument with the same terms as the embedded derivative would be a derivative instrument pursuant to applicable guidance.

For each of the referenced senior notes, the economic characteristics of the embedded make-whole and change in control redemption provisions are considered to be clearly and closely related to the economic characteristics of the respective senior notes and therefore separate recognition is not required. In the Attachment is a detailed analysis of the “clearly and closely related” four-step criteria in ASC 815-15-25-42.

Based on the analysis, the economic characteristics of the make-whole and change of control redemption provisions are clearly and closely related to the economic provisions of the respective host debt contracts. Therefore, we did not consider the need to evaluate whether the respective hybrid instruments are re-measured at fair value and whether similar instruments with the same terms would be derivatives under applicable guidance.

We respectfully clarify that our senior notes are not secured, nor have they been disclosed in our filings as such.

Note 11 - Derivatives and Hedging, page 29

Comment 6:
Please revise your future filings to present the volume of your derivative activity as required by ASC 815-10-50-1A(d) and 50-1B.

Response:
We respectfully inform the Staff that the disclosures required by ASC 815-10-50-1A(d) for derivatives instruments that were designated and qualified as hedging instruments were provided in Note 7 - Long-Term Debt, on pages 22 and 23, as referenced from Note 11 - Derivatives and

Hedging on page 29. We will continue to provide these disclosures in future filings and explicitly state the $650 million notional value of the reverse treasury rate lock contract.

The disclosures required by ASC 815-10-50-1B will be expanded in future filings by disclosure of the period-end aggregate notional values and the related weighted-average contract terms for each category of derivative instrument that were not designated as hedging instruments. If the period-end notional value is not representative of the volume of such derivative instruments outstanding during the reporting period, we will also consider additional disclosures, including the average notional values during the reporting period.

Comment 7:
We note that you net the fair value of certain foreign currency forwards or futures contracts executed with the same counterparty where you have both the legal right and intent to settle the contract on a net basis. Please address the following:

•	Tell us if you have enforceable master netting arrangements with certain counterparties.

•
Revise your future filings to disclose the terms of your netting contracts or master netting arrangements and describe the types of rights of setoff including the nature of those rights. Refer to ASC 210-20-55-14.

•
Revise your future filings to disclose in a tabular format any derivatives, repurchase agreements, reverse repurchase agreements and securities borrowing and lending transactions that are subject to enforceable master netting arrangements or similar agreements. Refer to ASC 210-20-50-3.

Response:
All of our derivative transactions in which we have legally enforceable rights of setoff are governed by International Swaps and Derivatives Association (“ISDA”) Master Agreements. For these derivative transactions we have one ISDA Master Agreement with each of our significant counterparties, which covers our derivative transactions with that counterparty. Each of the respective ISDA agreements provide for settlement netting and close-out netting between us and that counterparty, which are legally enforceable rights of setoff.

The disclosures required by ASC 210-20-55-14 will be expanded in our future filings, including more detailed disclosure of the terms of our derivative netting arrangements, the related types of rights of setoff and the nature of those rights.

We will also modify our future filings to incorporate into existing tables derivative fair value amounts setoff, the related net amounts presented in our consolidated balance sheets, derivative fair value amounts not subject to setoff, and the amounts of collateral associated with each category of derivatives, pursuant to ASC 210-20-50-3.

We respectfully note that our prior filings have disclosed, separate from the tabular presentation, the net derivative fair value amounts presented in our consolidated balance sheets and the aggregate amount of collateral associated with all derivatives. We respectfully inform the Staff that we do not have any repurchase agreements, reverse repurchase agreements or securities borrowing or lending transactions.

In connection with our response to your comment letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

If you have any additional questions or would like any additional clarification, please contact Brian Eakes (410-454-2965) or me (410-454-2935).

Sincerely,

/s/ Peter H. Nachtwey
Peter H. Nachtwey
Chief Financial Officer

Attachment

cc:     Jim Dunn, U.S. Securities and Exchange Commission, Division of Corporate Finance

Attachment
Legg Mason, Inc. Senior Notes
Clearly and Closely Related Analysis under ASC 815-15-25-42

Criteria	Embedded derivative
	Make-whole	Change in control redemption
Step 1:  Is the amount paid upon settlement (also referred to as the payoff) adjusted based on changes in an index (rather than simply being the repayment of principal at par, together with any unpaid accrued interest)? If yes, continue to Step 2. If no, continue to Step 3.

Yes. The payoff is calculated as the greater of 100 percent of the principal amount redeemed, or the sum of the present values of the remaining payments, discounted on a semi-annual basis at the referenced US Treasury rate plus 20 basis points for the 2019 notes, 25 basis points for the 2024 notes, and 30 basis points for the 2044 notes, and unpaid accrued interest, which would be more than simply repayment of par plus unpaid accrued interest.

Go to step 2.
No. The payoff is 101% of par, together with unpaid accrued interest, which, as a fixed % of par, does not involve an adjustment based on changes in an index. Go to step 3.
Step 2: Is the payoff indexed to an underlying other than interest rates or credit risk? If yes, then that embedded feature is not clearly and closely related to the debt host contract and further analysis under Steps 3 and 4 is not required. If no, then that embedded feature shall be analyzed further under Steps 3 and 4 as well as under the provisions of paragraphs 815-15-25-1 and 815-15-25-26.
	No. The payoff is not indexed to an underlying other than interest rates (as detailed in the step 1 analysis above). Go to step 3.	N/A
Step 3:  Does the debt involve a substantial premium or discount? If yes, continue to Step 4. If no, in accordance with paragraphs 815-15-25-40 through 25-41, further analysis of the contract under paragraph 815-15-25-26 is required to determine whether the call (put) option is clearly and closely related to the debt host contract if paragraph 815-15-25-26 is applicable.

No, there is not a substantial premium or discount. It is not reasonably possible that the potential premium, as detailed in the analysis for step 1 above, would be substantial. We interpreted “substantial” to be 10% or more. We note that this is consistent with both observed practice, and PwC’s interpretation in their Guide to Accounting for Financing Transactions Guide (Section 3.2.4).

Go to paragraph 815-15-25-26.
No, the 1% premium is not substantial and there is no potential discount. We interpreted “substantial” as noted in the make-whole step 3 analysis to the left. Go to paragraph 815-15-25-26.

Criteria	Embedded derivative
	Make-whole	Change in control redemption
Step 4:  Does a contingently exercisable call (put) option accelerate the repayment of the contractual principal amount? If yes, the call (put) option is not clearly and closely related to the debt instrument. If not contingently exercisable, in accordance with paragraphs 815-15-25-40 through 25-41, further analysis of the contract under paragraph 815-15-25-26 is required to determine whether the call (put) option is clearly and closely related to the debt host contract.
	N/A	N/A
Paragraph 815-15-25-26: The hybrid instrument can contractually be settled in such a way that the investor (the holder or the creditor) would not recover substantially all of its initial recorded investment (that is, the embedded derivative contains a provision that permits any possibility whatsoever that the investor’s [the holder's or the creditor's] undiscounted net cash inflows over the life of the instrument would not recover substantially all of its initial recorded investment in the hybrid instrument under its contractual terms).
	Yes. As detailed in the step 1 analysis above, the make-whole would at least require 100 percent of the par value of the amount redeemed, which is more than “substantially all.”	Yes. The put requires payment of 101% of par, plus unpaid accrued interest, which is more than “substantially all.”